UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-70562 |

### FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/14/21**          AND ENDING **12/31/21**

                                        MM/DD/YY                              MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Good Investor Ventures LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**2741 SW Old Orchard Road**

(No. and Street)

| Portland | OR | 97201 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Brian Megenity | 770-263-6003 | bmegenity@bdcaonline.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**RUBIO CPA, PC**

(Name – if individual, state last, first, and middle name)

| 2727 Paces Ferry Rd SE, Suite 2-1680 Atlanta | | GA | 30339 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| 05/05/2009 | | 3514 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

State of Oregon, County of Multnomah

I, Christian Maynard-Philipp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Good Investor Ventures LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

OFFICIAL STAMP
JAMES LLOYD ARENA
NOTARY PUBLIC - OREGON
COMMISSION NO. 999828
MY COMMISSION EXPIRES MAY 12, 2024

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GOOD INVESTOR VENTURES LLC
Financial Statements
For the Year Ended
December 31, 2021
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Good Investor Ventures LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Good Investor Ventures LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the period then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

March 25, 2022
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

**Good Investor Ventures LLC**
**Statement of Financial Condition**
**As of December 31, 2021**

### Assets

| | | |
|---|---:|---:|
| Cash | $ | 27,734 |
| Prepaid expenses | | 3,446 |
| | | |
| **Total assets** | $ | 31,180 |

### Liabilities and member's equity

### Liabilities

| | | |
|---|---:|---:|
| Due to related party | $ | 360 |
| | | |
| **Total liabilities** | | 360 |
| | | |
| **Member's equity** | | 30,820 |
| | | |
| **Total liabilities and member's equity** | $ | 31,180 |

See notes to financial statements.

**Good Investor Ventures LLC**
**Statement of Operations**
**For the Period From April 14, 2021 (Registration Date) Through December 31, 2021**

| | |
|---|---:|
| **Revenue** | |
| Investment banking | $              - |
| **Total Revenue** | - |
| **Expenses** | |
| Technology and communications | 1,034 |
| Professional fees | 11,000 |
| Other | 2,833 |
| **Total Expenses** | 14,867 |
| **Net loss before income taxes** | (14,867) |
| **Income taxes** | - |
| **Net loss** | $      (14,867) |

See notes to financial statements.

**Good Investor Ventures LLC**
**Statement of Changes in Member's Equity**
**For the Period From April 14, 2021 (Registration Date) Through December 31, 2021**

| | | |
|---|---|---:|
| Balance at April 14, 2021 | $ | 45,687 |
| Net loss | | (14,867) |
| Balance at December 31, 2021 | $ | 30,820 |

**Good Investor Ventures LLC**
**Statement of Cash Flows**
**For the Period From April 14, 2021 (Registration Date) Through December 31, 2021**

**Cash flows from operating activities:**

| | | |
|---|---|---:|
| Net loss | $ | (14,867) |
| | | |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| | | |
| Changes in assets and liabilities: | | |
| | | |
|     Increase in prepaid expenses | | (3,356) |
|     Decrease in accounts payable | | (1,000) |
| | | |
|     Net cash used by operating activities | | (19,223) |
| | | |
|     Net decrease in cash | | (19,223) |
|     Cash at beginning of period | | 46,957 |
| | | |
|     Cash at end of period | $ | 27,734 |

See notes to financial statements.

Note 1        **Organization and Summary of Significant Accounting Policies**

**Organization and Description of Business**

Good Investor Ventures LLC (the "Company") is a wholly owned subsidiary of Pattern Technologies Inc. ("Member"). The Company was formed in July 2020 under the laws of the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the member's liability is limited to its investment.

**Revenue Recognition**

The Company has yet to generate any revenue from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. The Company's revenue is expected to be derived from Regulation Crowdfunding platform fees that are recognized at an agreed-upon rate based on the amount invested in an offering. The Company also intends to recognize revenue from Regulation A and Regulation D platform fees at an agreed-upon per-investor rate based on the number of new investors subscribed to an offering. These revenue streams are transaction based and revenue would be recognized at the point in time that performance under the agreements is completed.

**Income Taxes**

The Company's taxable income or loss is included in consolidated corporate income tax returns filed by its sole member. The accompanying financial statements reflect the Company's income tax effects as if the Company filed separate tax returns.

Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to net operating loss carryforwards.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Note 1          **Organization and Summary of Significant Accounting Policies (continued)**

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Actual results could differ from those estimates.

Note 2          **Financial Instruments and Concentration of Risk**
Financial instruments subject to risk concentration is cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") up to a maximum of $250,000 per bank, per depositor.

Note 3          **Contingencies**
The Company is subject to litigation in the normal course of business.  The Company has no litigation in progress at December 31, 2021.

Note 4          **Net Capital Requirements**
The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $27,374, which was $22,374 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.01 to 1.00.

Note 5          **Related Party Transactions**
The Company has an expense sharing agreement with its Member. Under the terms of this agreement, the Company pays the Member for allocated expenses such as personnel services, occupancy and other operating costs provided to the Company. The expense sharing agreement was inactive for the period ended December 31, 2021 due to a lack of Company activity. Therefore, no amounts were allocated to the Company pursuant to this agreement.

During the period ended December 31, 2021, the Company operated from office space provided by its chief executive officer at no cost to the Company.

Separately, the chief executive officer at times pays operating expenses on behalf of the Company for which reimbursement is subsequently requested. The amount due to related party on the accompanying statement of financial condition arose from the payment of such expenses that have yet to be reimbursed by the Company.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 6        **Income Taxes**

The Company has a cumulative net operating loss carry forward of approximately $21,000 at December 31, 2021 that is available to offset taxable income arising in future years. The potential deferred tax asset arising from the loss carry forward of approximately $5,800 at December 31, 2021 has been fully offset by a valuation allowance, as there is less than a 50% probability of it being realized.

Note 7        **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Note 8        **Economic Risks**

In March 2020, The World Health Organization (WHO) declared COVID-19 a global pandemic.  This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets.  While the Company believes that it is in an appropriate position to sustain the short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Note 9        **Net Loss**

The Company incurred a loss during the period ended December 31, 2021 and was dependent upon capital contributions from its Member for working capital and net capital.  The Company's Member has represented that it intends to continue to make capital contributions, as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

**Good Investor Ventures LLC**
**Computation of Net Capital**
**Pursuant to Rule 15c3-1 of the Securities and Exchange Commission**
**December 31, 2021**

**Computation of Net Capital**

| | | |
|---|---|---:|
| Total member's equity | $ | 30,820 |
| | | |
| Less non-allowable assets | | |
| Prepaid expenses | | 3,446 |
| Total non-allowable assets | | 3,446 |
| Net capital before haircuts | | 27,374 |
| Less haircuts | | - |
| Net capital | | 27,374 |
| Aggregate indebtedness | | 360 |
| | | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | | 5,000 |
| Excess Net Capital | $ | 22,374 |
| Ratio of aggregate indebtedness to net capital | | 0.01 to 1.00 |

**Reconciliation with Company's Computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2021:**

There is no significant difference between net capital as computed above and net capital as reported on Part IIA of Form X-17A-5, as amended, as of December 31, 2021.

**GOOD INVESTOR VENTURES LLC**


SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014.  The Company does not hold customer funds or securities.


SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

With respect to the Information Relating to Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34- 70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4. 2014. The Company does not hold customer funds or securities.

# RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Good Investor Ventures LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Good Investor Ventures LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Good Investor Ventures LLC stated that Good Investor Ventures LLC met the identified conditions for such reliance throughout the most recent fiscal period without exception. Good Investor Ventures LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Good Investor Ventures LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 25, 2022
Atlanta, GA

*Rubio CPA, PC*
Rubio CPA, PC

**Good Investor Ventures LLC**
**CRD 310101**

To Whom it May Concern:

We, as members of management of Good Investor Ventures LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving acting as an intermediary in transactions relating to the offer or sale of securities throughout the period ended December 31, 2021 without exception.
3. The Company met the identified conditions for such reliance throughout the period April 14, 2021 to December 31, 2021 without exception.

*Christian Maynard-Philipp*
Christian Maynard-Philipp, CEO
March 21, 2022